

M.S. HOWELLS & CO.

REPORT PURSUANT TO RULE 17a-5(d)

YEARS ENDED December 31, 2018 and 2017

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

M.S. HOWELLS & CO.

CONTENTS



UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.S. Howells & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20555 N. Pima Road, Suite #100
(No. and Street)

Scottsdale	Arizona	85255
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marcy Crites — (480) 563-2032
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey, May & Co., LLP
(Name – *if individual, state last, first, middle name*)

9605 S. Kingston Ct., #200	Englewood	Colorado	80112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Mark S. Howells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.S. Howells & Co., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

GINA SCIMECA
NOTARY PUBLIC - ARIZONA
Maricopa County
My Commission Expires
April 24, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RICHEY MAY & CO

9605 S. Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

M.S. Howells & Co.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of M.S. Howells & Co. as of December 31, 2018 and December 31, 2017, the related statements of operations, changes in shareholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of M.S. Howells & Co. as of December 31, 2018 and December 31, 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of M.S. Howells & Co.'s management. Our responsibility is to express an opinion on M.S. Howells & Co.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to M.S. Howells & Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audits of M.S. Howells & Co.'s financial statements. The supplemental information is the responsibility of M.S. Howells & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Richey May & Co.

We have served as M.S. Howells & Co.'s auditor since 2015.

Englewood, Colorado

February 27, 2019

M.S. HOWELLS & CO.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2018 AND 2017

ASSETS	2018	2017
Cash and cash equivalents	$ 441,408	$ 297,184
Commissions receivable	163,703	52,821
Deposit with clearing broker	250,000	250,000
Due from clearing broker	2,549	2,549
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $499,949 and $483,554	32,764	47,373
Related party receivables	304,716	322,358
Other assets	81,639	86,131
Total assets	**$ 1,276,779**	**$ 1,058,416**
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$ 120,732	$ 133,474
Accrued soft dollar credits (Note 4)	117,087	116,925
Commissions payable	98,354	125,323
Deferred rent	6,230	-
Total liabilities	342,403	375,722
COMMITMENTS AND CONTINGENCIES (Notes 2 and 5)		
SHAREHOLDERS' EQUITY (Note 3):		
Common stock, $0.01 par value, authorized 3,000 shares, 1,500 and 1,500 shares issued and outstanding	15	15
Additional paid-in capital	583,429	583,429
Surplus	350,932	99,250
Total shareholders' equity	934,376	682,694
Total liabilities and shareholders' equity	**$ 1,276,779**	**$ 1,058,416**

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

M.S. Howells & Co. (the "Company") was incorporated in Delaware on April 11, 2000, and is a securities broker-dealer serving institutional and retail investors.

The Company records securities transactions and related revenue and expenses on a trade-date basis. Other income is recognized when earned.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by Pershing LLC (the "clearing broker") on a fully disclosed basis. The Company's agreement with its clearing broker provides that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by the clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). The clearing broker also performs all services customarily incident thereon, including the preparation and distribution of customer confirmations, statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Depreciation

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of the assets ranging from four to seven years. Leasehold improvements are amortized over the life of the lease.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all demand deposits and money market funds with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company is recognized as an S-Corporation by the Internal Revenue Service; therefore, the Company's shareholders are liable for federal and state income taxes on the Company's taxable income.

(continued)

M.S. HOWELLS & CO.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (concluded)

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for the years prior to 2015. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the years ended December 31, 2018 and 2017.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, commissions receivable, deposit with clearing broker, due from clearing broker, other assets, accounts payable and accrued expenses, accrued soft dollar credits, commissions payable and due to clearing broker are carried at amounts that approximate fair value due to the short-term nature of the instruments.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation

The Company adopted FASB ASC 718, Compensation-Stock Compensation. FASB ASC 718 requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. Share-based compensation recognized under the modified-prospective transition method of FASB ASC 718 includes share-based compensation based on the grant-date fair value for all share-based payments granted prior to and not yet vested as of January 1, 2006, and share-based compensation based on the grant-date fair value determined in accordance with FASB ASC 718 for all share-based payments granted after January 1, 2006.

During 2018 and 2017, the Company had no share-based compensation.

(continued)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Significant Judgments

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The Company adopted this ASU in January 2018. The ASU did not have a material impact on the Company's financial condition, results of operations or cash flows on the date of adoption, nor does the Company expect the ASU to have a future material impact.

Revenue from contracts with customers ("Commissions") includes brokerage commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment Banking. The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Disaggregated Revenue from Contracts with Customers

Commissions	
Brokerage commissions	$ 6,010,070
Investment banking fees	
Selling group participation	30,000
Total revenue from contracts with customers	**$ 6,040,070**

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment under various operating leases expiring through 2020. Future minimum lease payments under the non-cancellable leases as of December 31, 2018, are as follows:

Year	Amount
2019	$ 208,537
2020	158,033
	$ 366,570

For the years ended December 31, 2018 and 2017, total rental expense for operating leases was $187,598 and $167,342, respectively. The amount of deferred rent was $6,230 and $0 as of December 31, 2018 and 2017, respectively.

During the years ended December 31, 2018 and 2017, the Company generated $6,264 and $4,329, respectively, net of its commission revenue from transactions with related parties.

Related party receivables represent amounts receivable from owners and affiliated entities. There are no formal agreements in place. The related party receivables outstanding as of December 31, 2018, are as follows:

Party	Amount
Katrina Santa Maria	$ 28,368
MS Insentra LLC	252,618
MSH Capital Advisors LLC	23,730
	$ 304,716

The Company offers a 401(k) plan to eligible employees ("Participants") with a Safe Harbor Basic Matching Contribution ("Match"). The Match is calculated as 100% of each Participant's elective contribution not exceeding 3% of the Participant's compensation, plus 50% of each Participant's elective contribution in excess of 3% but not in excess of 5% of the Participant's compensation. For the years ended December 31, 2018 and 2017, total Match expense was $40,743 and $31,473, respectively.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $512,708 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.67 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 -   *SOFT DOLLAR CREDITS*

The Company has negotiated soft dollar arrangements with various investment managers whereby a portion of the brokerage commissions earned by the Company are used to cover certain costs of research and various services. The Company has the ability to reject any costs or expenses submitted by the investment managers.

NOTE 5 -   *FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES*

In the normal course of business, the Company's client activities, through its clearing broker, involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations. During 2018 and through the date of issuance, there are no litigation matters.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's deposit and receivable from the clearing broker could be subject to forfeiture.

NOTE 6 -   *FAIR VALUE MEASUREMENTS*

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

NOTE 7 -   *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through February 27, 2019, which is the date the financial statements were available to be issued. The evaluation did not result in any additional subsequent events that required disclosures and/or adjustments.